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SEC FILE NUMBER
0-22183

CUSIP NUMBER
583062104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	February 28, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Meade Instruments Corp.

Full Name of Registrant

Former Name if Applicable
27 Hubble

Address of Principal Executive Office (Street and Number)
Irvine, CA 92618

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Meade Instruments Corp. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended February 28, 2009 (“Fiscal 2009”) within the period prescribed without unreasonable effort or expense. During the fourth quarter of Fiscal 2009, the Company sold its European subsidiary, requiring the assets of that subsidiary to be classified as discontinued operations in the Company’s financial statements. In addition, the Company’s Chief Executive Officer and its Chief Financial Officer both resigned from their positions at the end of Fiscal 2009. As a result, the Company is still in the process of providing its independent accountants with additional information so that they can complete their audit of the Company’s financial statements and release their audit report. This delay in filing the Company’s Annual Report on Form 10-K on a timely basis is not due to any change in or disagreement with the Company’s independent accountants. The Company expects to file its Annual Report on Form 10-K prior to June 15, 2009.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John A. Elwood	949	451-1450
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that its net sales from continuing operations were approximately $28.6 million for the fiscal year ended February 28, 2009, compared to $63.7 million for the same period last year. The Company expects to report a loss from continuing operations of $12.8 million (or $0.55 per share) for the fiscal year ended February 28, 2009, compared to $20.7 million (or $0.94 per share) for the same period last year and a net loss of approximately $8.1 million (or $0.34 per share) for the fiscal year ended February 28, 2009 compared to a net loss of $17.7 million (or $0.81 per share) in the prior year.

Meade Instruments Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 1, 2009	By	/s/ John A. Elwood

SVP - Finance and Administration and Chief Financial Officer